EXHIBIT 99.1

Evaxion to present a breadth of data from phase 2 trial with AI-designed personalized cancer vaccine EVX-01 at the ESMO Congress 2025

  Presentation will cover two-year clinical efficacy, immunogenicity and safety data
  Data will be presented at an oral session on October 17, 2025, followed by a webinar on October 22, 2025, providing further insights into the clinical findings

COPENHAGEN, Denmark, October 13, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will present a wide range of data from its phase 2 trial with lead compound EVX-01 at the European Society for Medical Oncology (ESMO) Congress 2025 to be held in Berlin, Germany, from October 17-21, 2025.

The data, which will be presented at an oral session, will include two-year clinical efficacy, immunogenicity and safety data. More specifically, data will be presented on best overall response, deepened response/conversion rates and durability of response. Furthermore, the presentation will include data on the breadth, magnitude and duration of T-cell response upon booster immunization as well as data on the vaccine’s safety profile.

“We are eagerly anticipating the presentation of the data and the subsequent discussions with medical and scientific colleagues as well as potential partner companies. We are excited to have been selected for oral presentation at an event as important as the ESMO Congress, one of the most prestigious medical oncology conferences in the world. This is a testament to the interest in EVX-01 and the field of personalized cancer vaccines in general,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

Evaxion will be present and available for discussions at a booth (#3035) throughout the conference to allow for interactions and discussions of the data with all interested stakeholders.

Convincing data
Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer). The trial has yielded numerous convincing data already, including interim one-year data presented at the ESMO Congress last year.

Data demonstrated a 69% Overall Response Rate, reduction in tumor target lesions in 15 out of 16 patients, and a positive correlation between the AI-Immunology™ platform predictions and immune responses induced by the individual neoantigens in the EVX-01 vaccine (p=0.00013). Further, the most recent immune data demonstrates that 80% of EVX-01 vaccine targets triggered a tumor-specific immune response.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Presentation details
Abstract Title: EVX-01, a personalized cancer vaccine, induces potent T-cell responses and durable disease control in advanced melanoma: 2-year follow-up
Abstract#: #6308
Presentation#: 1516MO
Track: Mini oral session: Investigational immunotherapy
Location: Nuremberg Auditorium - Hall 5.2
Booth: n#3035
Date/Time: October 17 at 14:10 - 14:15 CEST
Presenter: Dr. Muhammad Adnan Khattak, Director, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, WA, Australia

Webinar on October 22, 2025

Evaxion will be hosting an online webinar featuring key opinion leader and trial investigator, Dr. Muhammad Adnan Khattak, on October 22, 2025, at 16.30 CEST/10.30am EDT.

The webinar can be attended through registration via this link.

In the webinar, Dr. Khattak will present the two-year phase 2 data and discuss challenges in the medical treatment of advanced melanoma. In the end, a Q&A session will be held, and participants are encouraged to present questions.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is a personalized therapy designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In the completed phase 1/2a clinical trial (NCT03715985), assessing EVX-01 in combination with a PD-1 inhibitor, eight of twelve metastatic melanoma patients (67%) had objective clinical responses, with two complete and six partial responses.

In addition, vaccine-induced T cells were detected in all patients and a significant correlation between clinical response and the AI-Immunology™ predictions was observed, underlining the predictive power of the platform.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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